Exhibit 99.2

Mesoblast Limited

ABN 68 109 431 870

Notice of Annual General Meeting

and

Explanatory Memorandum

For the Annual General Meeting of the Company to be held at:

Time:	3.00pm (Melbourne time)

Date:	Tuesday, 22 November 2016

Place:	Deloitte Level 11, 550 Bourke Street, Melbourne, Victoria Australia

THIS IS AN IMPORTANT DOCUMENT If you are in doubt as to what to do with this document please immediately see your legal adviser, ﬁnancial adviser or stockbroker.

Mesoblast Limited – Notice of Annual General Meeting 2016     1

Mesoblast Limited

ABN 68 109 431 870

Notice of Annual General Meeting

Notice is given that the Annual General Meeting (AGM) of the shareholders of Mesoblast Limited (ABN 68 109 431 870) (the Company or Mesoblast) will be held at Deloitte, Level 11, 550 Bourke Street, Melbourne, Victoria, Australia on 22 November 2016 at 3pm (Melbourne time) for the purpose of considering and, if thought ﬁt, passing the resolutions set out below.

Please note that additional information concerning the proposed resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice of AGM.

ITEMS OF BUSINESS

1.	Receipt and Consideration of Financial Statements and Reports

To receive and consider the Financial Statements of the Company and the reports of the Directors and Auditor for the year ended 30 June 2016, as set out in the Company’s 2016 Annual Report.

2.	Re-election of Directors
a)	Re-election of Mr William Burns as a Director

To consider and, if thought ﬁt, pass the following resolution as an ordinary resolution:

‘That Mr William Burns, a Director retiring from office in accordance with rule 15.3(a) of the Constitution, being eligible, is re-elected as a Director of the Company.’

b)	Re-election of Dr Eric Rose as a Director

To consider and, if thought ﬁt, pass the following resolution as an ordinary resolution:

‘That Dr Eric Rose, a Director retiring from office in accordance with rule 15.3(a) of the Constitution, being eligible, is re-elected as a Director of the Company.’

For information about the candidates for re-election, see the Explanatory Memorandum (see page 7).

3.	Adoption of the Remuneration Report

To consider and, if thought ﬁt, pass the following resolution as an ordinary resolution:

‘That the Remuneration Report (which forms part of the Company’s 2016 Annual Report) for the financial year ended 30 June 2016 be adopted.’

Voting Exclusions: The Company will disregard any votes cast on this resolution by or on behalf of certain shareholders. Details of the voting exclusions applicable to this resolution are set out in the ‘Voting Exclusions’ section of the Notes below (see page 4).

For information about the Remuneration Report, see the Explanatory Memorandum (see page 8).

4.	Approval of Employee Share Option Plan for employees for the purpose of Listing Rule 7.2

To consider and, if thought ﬁt, to pass the following resolutions as an ordinary resolution:

‘That, for the purposes of ASX Listing Rule 7.2, Exception 9 and for all other purposes, shareholders approve the grant of options by the Board in its discretion in accordance with the Company’s Employee Share Option Plan  (a summary of which is set out in the Explanatory Memorandum) as an exception to ASX Listing Rule 7.1.’

Voting Exclusions: The Company will disregard any votes cast on this resolution by or on behalf of certain shareholders. Details of the voting exclusions applicable to this resolution are set out in the ‘Voting Exclusions’ section of the Notes below (see page 4).

For information about the Employee Share Option Plan, see the Explanatory Memorandum (see pages 8 to 10).

By order of the Board:

Charlie Harrison

Company Secretary

21 October 2016

Mesoblast Limited – Notice of Annual General Meeting 2016     3

NOTES:

Eligibility to Vote

For the purpose of voting at the AGM, the Directors have determined that all shares in the Company are taken to  be held by the persons who are registered as holding them at 7pm (Melbourne time) on Friday 18 November 2016. The entitlement of shareholders to vote at the AGM will be determined by reference to that time.

Voting Exclusions

Items 2(a) and 2(b) – Re-election of Directors

There are no voting exclusions for these items.

Item 3 – Adoption of the Remuneration Report

Votes may not be cast, and the Company will disregard any votes cast, on the resolution proposed in item 3 (Resolution 3):

•

by or on behalf of any Key Management Personnel (KMP) member whose remuneration details are included  in the Remuneration Report, or any of their closely related parties, regardless of the capacity in which the votes are cast; or

•	by any person who is a KMP member as at the time Resolution 3 is voted on at the AGM, or any of their closely related parties, as a proxy,

unless the votes are cast as a proxy for a person who is entitled to vote on Resolution 3:

•	in accordance with a direction in the proxy appointment; or
•

by the Chair of the AGM in accordance with an express authorisation in the proxy appointment to cast the votes even if Resolution 3 is connected directly or indirectly with the remuneration of a KMP member.

Item 4 - Approval of Employee Share Option Plan for employees for the purpose of Listing Rule 7.2

Votes may not be cast, and the Company will disregard any votes cast, on the resolution proposed in item 4 (Resolution 4):

•	by any Director (other than a director who is ineligible to participate in any Mesoblast employee incentive scheme) or any of their associates; or
•	by any person who is a KMP member as at the time the Resolution 4 is voted on at the AGM, or any of their closely related parties, in either case to the extent they are acting as a proxy,

unless the votes are cast as a proxy for a person who is entitled to vote on Resolution 4:

•	in accordance with a direction in the proxy appointment; or
•

by the Chair of the AGM in accordance with an express authorisation in the proxy appointment to cast the votes even if the resolution is connected directly or indirectly with the remuneration of a KMP member, and in accordance with a direction in the proxy appointment to vote as the proxy decides.

Deﬁned terms used in these Voting Exclusions:

For the purposes of these voting exclusions:

•

The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of Mesoblast consolidated group, either directly or indirectly. This includes all Directors (executive and non executive). The KMP for the Mesoblast consolidated group during the year ended 30 June 2016 are listed in Item 6.A ‘Directors and Senior Management’ of the Company’s Form 20-F for the year ended 30 June 2016 (which is contained within the Company’s Annual Report for the year ended 30 June 2016 on page 97).

•	A closely related party of a KMP member means:
•	a spouse or child of the member; or
•	a child of the member’s spouse;or
•	a dependant of the member or of the member’s spouse; or

•	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the entity; or
•	a company the member controls.

The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the AGM under a power of attorney, as if they were appointed as a proxy.

Information On Proxies, Corporate Representatives and Attorneys

Voting by Proxy

Please note that:

•	a shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint a proxy. A shareholder who is entitled to cast two or more votes may appoint not more than two proxies;
•	a proxy may be either an individual or a corporation, and need not be a shareholder of the Company;
•	a single proxy exercises all voting rights of the relevant shareholder;
•

where two proxies are appointed, the shareholder may specify the proportion or number of that shareholder’s votes that each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy’s voting rights, each proxy may exercise half the votes. Fractions of votes are to be disregarded;

•

a proxy need not vote in that capacity on a show of hands on any resolution nor (unless the proxy is the Chair of the AGM) on a poll. However, if the proxy’s appointment specifies the way to vote on a resolution, and the proxy decides to vote in that capacity on that resolution, the proxy must vote the way specified (subject to the other provisions of these Notes, including the voting exclusions noted above);

•	if a proxy does not attend the AGM then the Chair of the AGM will be taken to have been appointed as the proxy of the relevant shareholder in respect of the AGM; and
•

if the Chair of the AGM is appointed, or taken to be appointed, as a proxy, but the appointment does not  specify the way to vote on a resolution, then the Chair intends to exercise the relevant shareholder’s votes in favour of the relevant resolution (subject to the other provisions of these Notes, including the voting exclusions noted above).

To be valid, the appointment of a proxy must be received at least 48 hours prior to the AGM using one of the following methods:

•	faxing the proxy appointment form, along with the power of attorney or other authority (if any) under which the form is signed, to +61 2 9287 0309; OR
•	lodging the proxy appointment form (online, by mail or in person) along with the power of attorney or other authority (if any) under which the form is signed (or a certified copy thereof), as follows:

ONLINE:

by logging into the following website address – www.linkmarketservices.com.au – using the holding details as shown on your enclosed proxy form and select ‘Voting’ and follow the prompts to lodge your vote

BY MAIL:	Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
BY HAND:	Link Market Services Limited
1A Homebush Bay Drive
Rhodes NSW 2138; or
Level 12, 680 George Street
Sydney NSW 2000

A proxy appointment form accompanies this Notice of AGM.

Mesoblast Limited – Notice of Annual General Meeting 2016     5

Voting by Corporate Representatives

A shareholder, or proxy, that is a corporation and entitled to attend and vote at the AGM may appoint an individual to act as its corporate representative. Evidence of the appointment of a corporate representative must be in accordance with the Corporations Act 2001 (Cth) (Corporations Act) and must be lodged with the Company before the AGM or at the registration desk on the day of the AGM.

Voting by Attorney

A shareholder entitled to attend and vote at the AGM is entitled to appoint an attorney to attend and vote at the AGM on the shareholder’s behalf. An attorney need not be a shareholder of the Company.

The power of attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as outlined above for proxy appointment forms.

Evidence of execution

If any instrument (including a proxy appointment form or appointment of corporate representative) returned to the Company is completed by an individual or a corporation under power of attorney, the power of attorney under which the instrument is signed, or a certified copy of that power of attorney, must accompany the instrument unless the power of attorney has previously been noted by the Company or the Company’s share registry.

Mesoblast Limited

ABN 68 109 431 870

Explanatory Memorandum relating to the 2016 Notice of Annual General Meeting

ITEMS OF BUSINESS

1.	Receipt and Consideration of Financial Statements and Reports

This agenda item is self-explanatory. It is intended to provide shareholders with the opportunity to raise questions on the Financial Statements and Reports, and on the performance of the Company generally.

Shareholders should note that the Financial Statements and Reports will be received in the form presented.  It is not the purpose of the meeting for the Financial Statements and Reports to be accepted, rejected or modified in any way. There is no requirement either in the Corporations Act or in the Constitution of the Company for shareholders to approve the financial report, the Directors’ report or the Auditor’s report.

2.	Re-election of Directors
a)	Re-election of Mr William Burns

Mr William Burns was appointed to the Board in March 2014 and last elected by shareholders at the Company’s 2014 annual general meeting. In accordance with clause 15.3(a) of the Company’s Constitution, Mr Burns retires by rotation at the end of the AGM and, being eligible, offers himself for re-election at the AGM.

Mr Burns spent his entire management career at the Beecham Group and F. Hoffmann-La Roche Ltd. He was Chief Executive Ofﬁcer of Roche Pharmaceuticals from 2001 to 2009, when he joined the Board of Directors of F. Hoffmann-La Roche Ltd. until he retired in 2014. He has also been a director of Chugai Pharmaceutical Co. and Genentech from 2002 to 2014, and Crucell and Biotie from 2010 to 2011. He was the Chairman of Biotie Therapies Corp. from 2014 until its sale to Acorda Therapeutics Inc. in April 2016. Mr Burns is also a member of the oncology Advisory Board of the Universities of Cologne/Bonn. He is a Non-Executive Lead Independent Director of Shire PLC. In October 2014, Mr Burns was appointed a trustee of the Institute of Cancer Research, London, UK, and in April 2016 a Governor of The Wellcome Trust in London.

The Board has determined that Mr Burns is an independent Director. Mr Burns was appointed Vice Chairman  of the Company in September 2016.

Additional Current Directorships

•	Shire Plc. (since 2010)
b)	Re-election of Dr Eric Rose as a Director

Dr Eric Rose was appointed to the Board in April 2013 and last elected by shareholders at the Company’s 2013 annual general meeting. In accordance with clause 15.3(a) of the Company’s Constitution, Dr Rose retires by rotation at the end of the AGM and, being eligible, offers himself for re-election at the AGM.

Dr Rose is currently Chairman and Chief Executive Ofﬁcer of SIGA Technologies and Executive Vice President, Life Sciences at MacAndrews & Forbes, Inc., the holding company of Ronald O. Perelman. From 2008 through 2012, Dr Rose served as the Edmond A. Guggenheim Professor and Chairman of the Department of Health Evidence and Policy at the Mount Sinai School of Medicine. From 1994 through 2007, Dr Rose served as Chairman of the Department of Surgery and Surgeon-in-Chief of the Columbia Presbyterian Center of New York Presbyterian Hospital. From 1982 through 1992, he led the Columbia Presbyterian heart transplantation program in the United States. Dr Rose currently sits on the Board of Directors of ABIOMED.

The Board has determined that Dr Rose is an independent Director.

Additional Current Directorships

•	SIGA Technologies, Inc. (since 2007)
•	ABIOMED, Inc. (since 2014, and previously 2007 – 2012)

Recommendation

The Directors (in each case excluding the relevant candidate) recommend that shareholders vote in favour of the re-election of each of the above candidates.

Mesoblast Limited – Notice of Annual General Meeting 2016     7

3.	Adoption of the Remuneration Report

Under the Corporations Act, the Company is required to include, in the Directors’ Report, a detailed Remuneration Report setting out certain prescribed information relating to Directors’ and Executives’ remuneration, and submit this for adoption by resolution of shareholders at the AGM.

The Remuneration Report is set out on pages 90 to 109 of the 2016 Annual Report. A copy of the report of the 2016 Annual Report can be found on the Mesoblast website at www.mesoblast.com or by contacting the Company’s share registrar, Link Market Services.

The Remuneration Report includes:

•	an explanation of the Company’s policies in relation to the nature and amount of the remuneration of the KMP;
•	a description of the relationship between such policies and Mesoblast’s performance;
•	if an element of remuneration is performance based, an explanation why the performance conditions were chosen and how performance is measured against those conditions; and
•	remuneration details for the KMP.

During this item, there will be an opportunity for shareholders at the meeting to comment on and ask questions about the Remuneration Report, and shareholders are asked to adopt the Remuneration Report.

The vote on the resolution in this item is advisory only and will not bind the Directors of Mesoblast. The Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies of  the Company.

Recommendation

Noting that each Director has a personal interest in their own remuneration from the Company (as described  in the Remuneration Report), and that each Director (or any closely related party of a Director) is excluded from voting their shares on Resolution 3 (as described in the ‘Voting Exclusions’ section of the Notes above), the Directors unanimously recommend that shareholders vote in favour of Resolution 3 to adopt the Remuneration Report.

4.	Approval of Employee Share Option Plan for employees for the purpose of Listing Rule 7.2

Background

A key component of remuneration provided to senior employees and executives are long term incentives.  Long term incentives ensure employees have part of their remuneration tied to achieving long term value and success for shareholders.

The Group has historically operated two long term incentive plans:

•	Employee Share Option Plan (ESOP); and
•	Loan Funded Share Plan (LFSP).

However, from July 2015 the Company has only made offers under the ESOP and intends to continue to only make offers of options under the ESOP (although employees who hold shares under the LFSP issued prior to July 2015 will continue to hold those shares subject to the terms of the LFSP).

Selected employees and consultants of the Company and its subsidiaries (the Group) are eligible to participate in the ESOP at the absolute discretion of the Company’s board of directors.

Further information on the ESOP can be found in the Remuneration Report.

Shareholder Approval

Listing Rule 7.2, Exception 9 provides that any equity securities issued under an employee incentive scheme that has been approved by shareholders within the last three years are not counted when calculating the maximum number of equity securities a company may issue without shareholder approval under the ‘15% cap’ in ASX Listing Rule 7.1.

The ESOP was last approved by shareholders on 15 November 2013. Under the ESOP, participants are issued options to acquire shares in the Company at a speciﬁed exercise price, subject to the satisfaction of certain vesting conditions. Listing Rule 7.2, Exception 9 provides this approval remains in effect for three years only and consequently expires on 15 November 2016. Therefore this ESOP is being put to shareholders for approval at the AGM for the purposes of Listing Rule 7.2 Exception 9 pursuant to Resolution 4.

Listing Rule 7.2, Exception 9 requires the information detailed below to be provided to members in connection with seeking approval of Resolution 4.

Summary of the terms of the Plans

Maximum number of shares able to be issued

The terms of the ESOP impose limits on the maximum number of shares that may be issued under the Plans. In broad terms, the maximum number of shares that may be issued (including shares issued on the exercise of options) to persons in Australia during any three year period may not exceed 5% of the total number of shares on issue. There are certain exclusions from this limit, including shares issued under a formal disclosure document (such as a prospectus) and shares issued to certain exempt classes of persons provided for in the Corporations Act.

In addition, under the ESOP, there is a maximum of 10,000,000 shares over which US incentive stock options may be issued to individuals who are employed by the Company or another member of the Group that qualifies as a ‘related corporation’, as defined in US Treasury Regulations section 1.421(i)(2).

Ranking of shares

Shares allotted and issued under the ESOP must rank equally in all respects with other shares from the date of allotment and issue, subject to the satisfaction of any applicable disposal restrictions.

Vesting conditions, expiry dates, exercise price and share acquisition price

Under the ESOP, options are issued to eligible participants with each option entitling the holder to subscribe for one fully paid ordinary share in the Company on exercise.

Under the ESOP, the vesting conditions, expiry date and exercise price of options are determined by the Board in its discretion at the time of issue of the options.

The Company typically issues options under the ESOP on the following basis.

•	Options are issued in three equal tranches, and are subject to vesting conditions such that one tranche will vest on each of the first, second and third anniversary of the issue date.
•	Options have an expiry date of seven years from date of issue.
•	The exercise price of options are set by reference to the five day volume weighted average share price at the date of Board approval plus a 10% premium.

Treatment of options and loan funded shares on cessation of employment

•

Cessation of employment as a Bad Leaver: If a participant in the ESOP ceases employment, and the Board determines that the participant is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (whether vested or unvested) held by the participant will lapse immediately.

A ‘Bad Leaver’ is a participant who ceases to be employed by the Company where the Board determines that the participant has:

•	committed any serious or persistent breach of any provisions of employment;
•	been convicted of any criminal offence which involves fraud or dishonesty;
•	engaged in any conduct which brings the Company into substantial disrepute;
•	committed any wrongful or negligent act or omission which has caused the Company substantial liability;
•	engaged in grave misconduct or recklessness in the discharge of the Participant’s duties;

Mesoblast Limited – Notice of Annual General Meeting 2016     9

•

become disqualified from managing corporations in accordance with Part 2D.6 of the Corporations Act or has committed any act that, pursuant to the Corporations Act, may result in the participant being banned from managing a corporation; or

•	engaged in any other conduct which the Board reasonably considers to be analogous to, or having a substantially similar seriousness to, any of the circumstances specified above.
•	Cessation of employment as a Leaver: If a participant in the ESOP ceases employment, and the Board determines that the participant is a ‘Leaver’, then:
•

the participant may retain vested options, however they must be exercised within 60 days of cessation of employment (or within a longer period if so determined by the Board), after which time the options will lapse; and

•	any unvested options will normally be forfeited and lapse.

A ‘Leaver’ means a participant who ceases employment and who is not a Bad Leaver. A Leaver will include  a participant who ceases employment due to resignation or retirement.

Change of control

The Board has discretion to determine at any time that an unvested option may vest on the occurrence of a Control Event - whether or not any or all applicable vesting conditions have been met.

A ‘Control Event’ means any of the following:

•

an offer is made by a person for the whole of the issued ordinary share capital of the Company (or any part as is not at the time owned by the offeror or any person acting in concert with the offeror) and after announcement of the offer the offeror (being a person who did not Control the Company prior to the offer) acquires Control of the Company;

•	any other event occurs which causes a change in Control of the Company; or
•	any other event which the Board reasonably considers should be regarded as a Control Event.

‘Control’ of an entity means having the right:

•	to vote 50% (or more) of the votes that can be cast at a meeting of shareholders;
•	to appoint or remove directors who possess 50% (or more) of the votes exercisable by all directors of the entity; or
•	to 50% (or more) of the profits or distributions of the entity or of its net liquidation proceeds.

The number of options and shares issued under the ESOP since the date of the last approval

The ESOP was last approved by shareholders on 15 November 2013. Since that approval, the Company has issued 19,420,000 options pursuant to the ESOP (which include 2,985,000 replacement options, which were issued as a replacement for loan funded shares previously issued to Australian Executives under the LFSP). As at 30 September 2016, of these 19,420,000 options:

•	4,389,998 have been forfeited;
•	no options have been exercised; and
•	15,030,002 remain issued and outstanding (which number includes the 2,985,000 replacements options).

Recommendation

Noting that each Director has a personal interest in the subject matter of Resolution 4 (as each is eligible to participate in the ESOP) and that each Director and any associate of a Director is excluded from voting their shares on Resolution 4 (as described in the ‘Voting Exclusions’ section of the Notes above), the Directors unanimously recommend that shareholders vote in favour of Resolution 4 to approve the Employee Share Option Plan.

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Mesoblast Limited – Notice of Annual General Meeting 2016     11

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mesoblast
the regenerative medicine company

ABN 68 109 431 870

LODGE YOUR VOTE

ONLINE
www.linkmarketservices.com.au

BY MAIL
Mesoblast Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia

BY FAX
+61 2 9287 0309

ALL ENQUIRIES TO
Telephone: +61 1300 554 474

X99999999999

PROXY FORM

I/We being a member(s) of Mesoblast Limited (the **Company**) and entitled to attend and vote hereby appoint:

STEP 1

APPOINT A PROXY

☐ the Chairman of the Meeting *(mark box)*

OR if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate you are appointing as your proxy or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at **3:00pm (AEDT) on Tuesday, 22 November 2016 at Deloitte, Level 11, 550 Bourke Street, Melbourne, Victoria, Australia** (the **Meeting**) and at any postponement or adjournment of the Meeting.

Important for Resolutions 3 and 4: If the Chairman of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chairman of the Meeting to exercise the proxy in respect of Resolutions 3 and 4, even though the Resolutions are connected directly or indirectly with the remuneration of a member of the Company's Key Management Personnel (KMP). The Chairman of the Meeting intends to vote undirected proxies in favour of Resolutions 3 and 4.

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his voting intention in respect of any resolution, in which case an ASX announcement will be made.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.
Please read the voting instructions overleaf before marking any boxes with an ☒

Resolutions	For	Against	Abstain*
2a Re-election of Mr William Burns as a Director	☐	☐	☐
2b Re-election of Dr Eric Rose as a Director	☐	☐	☐
3 Adoption of the Remuneration Report	☐	☐	☐
4 Approval of Employee Share Option Plan for employees for the purpose of Listing Rule 7.2	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

MSB PRX1601C

HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM

YOUR NAME AND ADDRESS

This is your name and address as it appears on the Company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

APPOINTMENT OF PROXY

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company.

DEFAULT TO CHAIRMAN OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP.

VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%, otherwise your votes will be invalid on that item. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form and return them both together.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(b) return both forms together.

SIGNING INSTRUCTIONS

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, either shareholder may sign.

Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission in accordance with the Notice of Meeting. A form of the certificate may be obtained from the Company's share registry or online at www.linkmarketservices.com.au.

LODGEMENT OF A PROXY FORM

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by **3:00pm (AEDT) on Sunday, 20 November 2016,** being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

Proxy Forms may be lodged using the reply paid envelope or:

ONLINE

www.linkmarketservices.com.au

Login to the Link website using the holding details as shown on the Proxy Form. Select 'Voting' and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their "Holder Identifier" (Securityholder Reference Number (SRN) or Holder Identification Number (HIN) as shown on the front of the Proxy Form).

BY MAIL

Mesoblast Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Australia

BY FAX

+61 2 9287 0309

BY HAND

delivering it to Link Market Services Limited*
1A Homebush Bay Drive
Rhodes NSW 2138

or

Level 12
680 George Street
Sydney NSW 2000

* During business hours (Monday to Friday, 9:00am–5:00pm)

IF YOU WOULD LIKE TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING, PLEASE BRING THIS FORM WITH YOU. THIS WILL ASSIST IN REGISTERING YOUR ATTENDANCE.